Exhibit 99.2

Alcobra Mails Proxy Materials for Extraordinary General Meeting of Shareholders

The Board Will Defend Shareholders from Opportunistic Takeover of the Company

Believes Brosh Capital’s Request Does Not Comply With Alcobra’s Articles of Association

TEL AVIV, Israel, April 24, 2017 -- Alcobra Ltd. (Nasdaq:ADHD), an emerging pharmaceutical company focused on the development of new medications to treat CNS and cognitive disorders, today mailed proxy materials for the Extraordinary General Meeting of Shareholders, called by Brosh Capital L.P. and certain of its affiliates (“the Brosh Group”), to describe the Board’s opposition to the Brosh Group’s calling of the meeting and to provide shareholders with the ability to vote on the Company’s proxy card to defend Alcobra against an opportunistic takeover by a new investor with no track record of managing pharmaceutical companies.

As previously announced, Alcobra believes that the Brosh Group’s proposals violate the organizational documents of the Company and applicable law, and therefore Alcobra respectfully rejected the Brosh Group’s request to convene an extraordinary general meeting of shareholders. Alcobra believes the Extraordinary Meeting of Shareholders should not be held in light of applicable law, but is nevertheless committed to defending shareholders against an opportunistic takeover should the meeting be deemed legally valid.

The Extraordinary General Meeting is of particular importance to all Alcobra shareholders because the Brosh Group’s proposals aim to remove the Company’s entire Board of Directors – the members of which were elected by shareholders at the Company’s 2016 annual general meeting – and to fill the resulting Director vacancies with five individuals hand-picked and recommended solely by the Brosh Group. In short, the proposals are an effort by the Brosh Group to take control of Alcobra while offering no premium to every other shareholder.

The Board strongly believes that the Brosh Group’s proposals are not in the best interests of shareholders. Since Alcobra’s Directors are elected annually, subject to applicable law, shareholders who wish to propose replacement nominees and remove some or all of the current directors will have the ability to do so at this year’s annual general meeting of shareholders, which will be held on or prior to October 19, 2017.

Accordingly, Alcobra urges shareholders to reject the Brosh Group’s efforts to take control of the Board of Directors. The Board unanimously recommends that shareholders vote AGAINST Proposals 1, 2, 3 and 4 by utilizing the Company’s GOLD proxy card and reject any proxy cards sent to them by the Brosh Group. If shareholders have any questions or need any assistance in voting shares by proxy, please contact Alcobra’s proxy solicitor, Morrow Sodali, at (800) 662-5200. Brokers may dial (203) 658-9400.

Alcobra is represented by Vinson & Elkins LLP, Gornitzky & Co. and ZAG-S&W LLP.

About Alcobra

Alcobra Ltd. (the “Company”) is an emerging pharmaceutical company primarily focused on the development and commercialization of medications to treat CNS and cognitive disorders. For more information, please visit the company’s website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Investor Contacts

Alcobra Investor Relations

Debbie Kaye

US: 212-390-8964, Intl: +972-3-7299871

IR@alcobra-pharma.com

Media Contacts

Gagnier Communications

Dan Gagnier/Patrick Reynolds

646-569-5897

dg@gagnierfc.com

Important Additional Information

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s shareholders in connection with the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) called to be held on May 23, 2017 by Brosh Capital, L.P., Exodus Capital L.P., Exodus Management Israel Ltd. and Amir Efrati. The Company has filed a proxy statement and GOLD proxy card on Form 6-K with the SEC in connection with such solicitation of proxies from the Company’s shareholders. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING GOLD PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the identity of the participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials to be filed with the SEC in connection with the Extraordinary General Meeting. Shareholders will be able to obtain the proxy statement, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the timing and content of future communications to investors. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.